May 27, 2021

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Attn: Susan Block, Staff Attorney

100 F Street, N.E.

Washington, D.C.  20549

Re:	America First Multifamily Investors, L.P.
Registration Statement on Form S-4
Filed on April 23, 2021
File No. 333-255475

Dear Ms. Block:

We have received the Staff’s letter dated May 13, 2021, detailing your office’s review of the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) of America First Multifamily Investors, L.P. (the “Registrant”).  On behalf of the Registrant, below are our responses to those comments.  For your convenience, I have reproduced your comments and requests for information in bold below followed by our responses in regular type.

Contemporaneously with this letter, the Registrant also is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) via EDGAR reflecting our responses to your comments.  In addition to submitting this letter via EDGAR, we are sending via email a copy of each of this letter and a copy of Amendment No. 1, marked to show changes.  References in this letter to the “prospectus” mean the prospectus, as amended, being filed with the Amendment No. 1.

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Registration Statement on Form S-4

1.

We note the disclosure on the cover page that this prospectus relates to 9,450,000 of your Series A-1 Preferred Units, liquidation preference $10.00 per preferred unit (the “Series A-1 Preferred Units”) that you may offer and issue in connection with future acquisitions, exchanges, and redemptions of other securities by you.  We also note that you disclose that from time to time and on an individual basis, you intend to offer holders of your outstanding Series A Preferred Units newly issued Series A-1 Preferred Units in exchange for their Series A Preferred Units.  Under “Plan of

14311 FNB PARKWAY, SUITE 211, OMAHA, NE 68154 | T 402-952-1235| WWW.ATAXFUND.COM

Susan Block

Securities and Exchange Commission

May 27, 2021

Distribution,” at page 51, we also note the disclosure that the general purpose of this offering is to provide one or more holders of your outstanding Series A Preferred Units the opportunity to make a new investment in the Partnership without prompting a redemption of their current Series A Preferred Units in accordance with its terms.  Please clarify if you anticipate this registration statement being used for transactions other than the exchange offer of outstanding Series A Preferred Units.  Also, please provide us with an analysis for your basis for using a Form S-4 acquisition shelf to do contemplated exchange offers with your existing unitholders from time to time, and explain to us what additional filings you may make at the time of an offer, such as a post-effective amendment.  Refer to Securities Act Rule 415 and explain to us how your offering fits under that rule.

Response:  The Registrant respectfully provides the following responses in connection with the Staff’s comments.

Transactions Covered by Registration Statement

In response to the Staff’s comment regarding the use of the Registration Statement, the Registrant does not intend on using the Registration Statement for transactions other than the exchange offer of the Registrant’s Series A-1 Preferred Units for its outstanding Series A Preferred Units.  The Registrant notes your references to the disclosures on the cover page and under the sections captioned “About this Prospectus” and “Plan of Distribution” regarding the intended use of the Registration Statement.  The Registrant has revised these disclosures to reflect the Staff’s comment and to further clarify that the prospectus set forth in the Registration Statement is intended to be used only in connection with the offer of newly issued Series A-1 Preferred Units of the Registrant in exchange for outstanding Series A Preferred Units.  The references on the cover page, Plan of Distribution, and other portions of the prospectus regarding the offering and issuance of Series A-1 Preferred Units in connection with “future acquisitions, exchanges, and redemptions of other securities” by the Registrant was intended to convey the differing nomenclature that a unitholder of the Registrant may understand the parties to use to describe the exchange offer (e.g., an acquisition, exchange, or redemption of the unitholder’s currently outstanding Series A Preferred Units for Series A-1 Preferred Units), rather than a representation by the Registrant that the prospectus is to be used for transactions other than the exchange offer at hand.  Moreover, by describing the transactions as occurring in the “future,” the Registrant was intending to convey that the offers and issuances made pursuant to the prospectus are intended to continue for a measurable period of time in the future in excess of 30 days from the date of initial effectiveness of the Registration Statement, but within two years from the initial effective date of the registration.  The Registrant has clarified these disclosures in the Amendment No. 1.  I refer you to the cover page and pages 1 (under the caption “About this Prospectus”) and 54 (under the caption “Plan of Distribution”) of the prospectus set forth in the Amendment No. 1 for the revised disclosures.

Susan Block

Securities and Exchange Commission

May 27, 2021

Basis for Using Form S-4 for the Exchange Offers

In response to the Staff’s comment, the Registrant respectfully submits that it may use a shelf registration statement on Form S-4 for the contemplated exchange offers with its existing Series A Preferred Unit holders.  General Instruction A.1.(3) to Form S-4 provides that Form S-4 may be used for registration under the Securities Act of 1933, as amended (the “Securities Act”), of securities to be issued in an exchange offer for securities of the issuer or another entity.  The Securities and Exchange Commission (the “Commission”) also has provided interpretative guidance regarding the use of Form S-4 for these purposes.  In this regard, in Securities Act Release No. 33-6578, the Commission stated its position that Form S-4 is available for registration under the Securities Act of securities issued in, inter alia, exchange offers for securities of the issuer or another entity.  See Business Combination Transactions; Adoption of Registration Form, Securities Act Release No. 33-6578, 32 SEC Docket 1280, at 1 (Apr. 23, 1985) (“Release 6578”).  The Commission further stated in Release 6578 that Form S-4 is available for the registration of securities in connection with issuer exchange offers.  See id. n.24.  The offers contemplated under the Registrant’s current Registration Statement are offers by the issuer to exchange newly issued Series A-1 Preferred Units of the Registrant for currently outstanding Series A Preferred Units of the Registrant.  The Registrant respectfully submits these offers constitute issuer exchange offers covered by the instructions to Form S-4 and Release 6578.

Furthermore, the Commission Staff has provided interpretative guidance in Section 225.08 of the Securities Act Forms Compliance and Disclosure Interpretations (Feb. 27, 2009) (the “C&DI”) which the Registrant respectfully submits provides support for its use of a shelf Form S-4 registration statement for the current exchange offers.  Under the C&DI, the Staff states that a parent, which is eligible to use Form S-3, and its wholly owned subsidiary both have outstanding debt securities. From time to time and on an individual basis, the parent intends to offer the debt holders newly issued common stock in exchange for their debt securities. The C&DI confirms that, prior to entering into any negotiations, the parent may file a shelf registration statement on Form S-4 for the purpose of registering these individually negotiated transactions and the parent’s registration statement would be kept current through forward incorporation by reference.

Applying the foregoing instructions and Staff guidance to the Registrant’s case, the Registrant submits that it may use a Form S-4 shelf registration statement to register the contemplated exchange offers with its Series A Preferred Unit holders, as described in the Registration Statement, and that these exchange offers fit the fact pattern in the C&DI.  First, the Registrant intends to engage in exchange offers with its existing Series A Preferred Unit holders, whereby the Registrant will offer holders of its outstanding Series A Preferred Units newly issued Series A-1 Preferred Units in exchange for their Series A Preferred Units.  This constitutes an exchange offer for securities of the issuer, which is permitted to be registered on Form S-4 under General Instruction A.1.(3) to Form S-4 and Release 6578.

Susan Block

Securities and Exchange Commission

May 27, 2021

Moreover, the facts of the Registrant’s contemplated exchange offers fit within the facts and guidance provided in the C&DI.  As with the parent in the C&DI, the Registrant is eligible to use Form S-3 pursuant to General Instruction I.A. to Form S-3.  In addition, the Registrant has outstanding securities in the form of, among others, Series A Preferred Units, which is similar to the parent in the C&DI which had outstanding securities in the form of debt securities.  The fact that the parent in the C&DI had outstanding debt securities which were held by the offerees, while the Registrant in the current case has outstanding preferred equity interests held by the offerees, should be of no consequence to the analysis, as the instruments in both cases are securities of the applicable issuer.  As stated in the Registration Statement, from time to time and on an individual basis, the Registrant intends to offer the holders of the outstanding Series A Preferred Units newly issued Series A-1 Preferred Units in exchange for their Series A Preferred Units.  This is similar to the facts in the C&DI, in which the parent intended to offer the debt holders newly issued common stock in exchange for their debt securities.  In both cases, the registrants are engaging in exchange offers where newly issued securities are being offered under a Form S-4 in exchange for outstanding securities of the issuer (and, in the case of the parent in the C&DI, its subsidiaries).

Further, as with the parent in the C&DI, the Registrant is filing the Registration Statement on Form S-4 prior to entering into any negotiations with current Series A Preferred Unit holders.  As described in the Registration Statement, the Registrant intends to directly approach and negotiate with each individual holder of outstanding Series A Preferred Units and offer such holder the opportunity to exchange its Series A Preferred Units for newly issued Series A-1 Preferred Units.  There are currently five holders of the Registrant’s outstanding Series A Preferred Units.  No such negotiations between the Registrant and any Series A Preferred Unit holder have taken place to date, and no negotiations will take place until the Registration Statement is declared effective by the Commission.  If and when any such negotiations commence, the terms of any transaction involving the issuance of Series A-1 Preferred Units to the offerees will be determined by direct negotiations between the Registrant and its representatives and the holders of the Series A Preferred Units to be exchanged.  Negotiating points in any particular transaction may include, among others, the current market, the strategic and operational status of the Series A Preferred Unit holder, whether the holder desires to exchange all or only a portion of its Series A Preferred Units, and whether and to what extent the parties desire to include cash consideration as part of the transaction.  The Registrant will commence the offering of the Series A-1 Preferred Units registered under the Registration Statement promptly after the Registration Statement is declared effective by the Commission, and offers are expected to be made on a continuous basis thereafter.  Issuances of Series A-1 Preferred Units pursuant to these offers may be made from time to time over the duration of the continuous offering after the negotiations with each individual Series A Preferred Unit holder have concluded.  The Registrant reasonably expects all Series A-1 Preferred Units registered under the Registration Statement to be offered and issued within two years from the initial effectiveness date of the Registration Statement.  Finally, as with the parent’s registration statement in the C&DI, the Registrant intends to keep the Registration Statement current through forward incorporation by reference.  If necessary, the Registrant also will file one or more post-effective amendments to the Registration Statement to update any facts, events, or disclosures

Susan Block

Securities and Exchange Commission

May 27, 2021

which represent a fundamental change in the information set forth in the Registration Statement, consistent with the Registrant’s undertakings as set forth in Part II of the Registration Statement.

Accordingly, the Registrant respectfully submits that, in light of the form instructions and Staff guidance referenced above, the Registrant may use the shelf Form S-4 Registration Statement to accomplish the contemplated exchange offers with its existing Series A Preferred Unit holders from time to time.

The Registrant also respectfully submits that the offering described in the Registration Statement fits within Securities Act Rule 415(a)(1)(ix).  Under this rule, securities may be registered for an offering to be made on a continuous or delayed basis in the future, provided that the registration statement pertains only to securities, other than asset-backed securities (as defined in 17 C.F.R. § 229.1101(c)), the offering of which will be commenced promptly, will be made on a continuous basis and may continue for a period in excess of 30 days from the date of initial effectiveness.  See Securities Act Rule 415(a)(1)(ix).

As indicated above, upon the effectiveness of the Registration Statement, the Registrant intends to directly approach and negotiate, on an individual basis, with each holder of its outstanding Series A Preferred Units and offer such holder the opportunity to exchange its Series A Preferred Units for newly issued Series A-1 Preferred Units.  The Registrant will commence the offering of the Series A-1 Preferred Units registered under the Registration Statement promptly after the Registration Statement is declared effective, and offers will be made to the Series A Preferred Unit holders on a continuous basis thereafter.  In all likelihood, offers and the attendant negotiations with the unitholders will continue for a measurable period of time in excess of 30 days from the date of initial effectiveness of the Registration Statement.  Issuances of Series A-1 Preferred Units pursuant to these offers may be made from time to time over the duration of the continuous offering after the negotiations with each individual Series A Preferred Unit holder have concluded.  In accordance with Rule 415(a)(2), the Registrant reasonably expects all Series A-1 Preferred Units registered under the Registration Statement to be offered and issued within two years from the initial effectiveness date of the Registration Statement.  Consistent with Rule 415(a)(3), the Registrant has furnished the undertakings required by Rule 512(a) of Regulation S-K in the Registration Statement.  Therefore, the Registrant believes and respectfully submits that the offering described in the Registration Statement is permitted under Rule 415.

Additional Filings To Be Made by the Registrant

The Staff also requests the Registrant to explain what additional filings it may make at the time of an offer.

To begin with, as referenced above the Registrant is filing the Registration Statement containing the base prospectus (the “Base Prospectus”) prior to entering into any negotiations with current Series A Preferred Unit holders.  No negotiations will take place until the Registration Statement is declared effective by the Commission.  Once the Commission declares

Susan Block

Securities and Exchange Commission

May 27, 2021

the Registration Statement effective, the Registrant intends to use the Base Prospectus in its negotiations with the Series A Preferred Unit holders.  In this regard, the Registrant will deliver the Base Prospectus to the authorized representatives of the Series A Preferred Unit holders with whom the Registrant is negotiating.

Thereafter, and in further response to the Staff’s request, the Registrant expects to make the following additional filings, as applicable, with the Commission in connection with each offer of Series A-1 Preferred Units to a holder of Series A Preferred Units:

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Prospectus Supplement.  The Registrant intends to file a prospectus supplement with the Commission under Securities Act Rule 424(b) each time an exchange offer of Series A-1 Preferred Units is completed with a Series A Preferred Unit holder.  The prospectus supplement will reflect the completed exchange offer, will contain the information necessary for each completed transaction, and will be filed with the Commission within the time periods indicated in Rule 424(b).  The information the Registrant expects to include in each prospectus supplement will consist of the following, among other things: (i) the identity of the offeree unitholder; (ii) the terms of the exchange, including the terms of any exchange agreement to be entered into between the Registrant and the unitholder; (iii) any additional risk factors pertinent to the exchange transaction and not previously disclosed in the Base Prospectus that was part of the Registration Statement when it became effective; and (iv) any additional information regarding the exchange transaction with the particular unitholder that constitutes a substantive change from or addition to the information set forth in the last form of prospectus filed with the Commission as part of the Registration Statement.

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Post-Effective Amendment.  To the extent the Registrant determines that facts or events have arisen after the effective date of the Registration Statement which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement, whether in connection with a particular offer or issuance to a Series A Preferred Units holder or otherwise, then the Registrant will file a post-effective amendment to the Registration Statement prior to making any such offer and will not use any prospectus set forth in any such post-effective amendment until the post-effective amendment has been declared effective by the Commission.  The Registrant also will file a post-effective amendment prior to any offer being made to include any material information with respect to the plan of distribution which was not previously disclosed in the Registration Statement or any material change to such information.  The Registrant does not expect any exchange transaction with a Series A Preferred Unit holder to have a material financial effect on the Registrant, as each exchange transaction is expected merely to consist of an exchange of one security for another similar security.  However, to the extent an exchange transaction will have a material financial effect on the Registrant, the Registrant will file a post-effective amendment to the Registration Statement that reflects such transaction, and the Registrant will not conduct any further negotiations

Susan Block

Securities and Exchange Commission

May 27, 2021

with other Series A Preferred Unit holders or complete any additional exchange transactions until the Commission has declared the post-effective amendment effective.

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Form 8-K.  In addition, to the extent required by the Form 8-K instructions and filing requirements, the Registrant intends to file a Form 8-K with the Commission, within the time periods indicated in the Form 8-K instructions, disclosing, among other things, the entering into of an exchange transaction with the holder of Series A Preferred Units and certain information regarding the transaction, including but not limited to, the identity of the offeree, the number of units exchanged, the date of the closing of the exchange, any additional consideration paid by the Registrant to the offeree in connection with the transaction, and any additional material terms of the exchange agreement entered into between the Registrant and the offeree pursuant to the individually negotiated terms of the transaction.  The Registrant intends that any such Form 8-K filed with the Commission will be incorporated by reference into the Registration Statement, which will, along with the prospectus supplements described above, serve to update the Registration Statement.

The Registrant advises the Staff that it has revised its disclosures in the Amendment No. 1 in the section captioned “Plan of Distribution” to further clarify the additional filings the Registrant intends to make in connection with an offer.  I refer you to page 54 of the prospectus set forth in the Amendment No. 1 under the caption “Plan of Distribution” for the revised disclosures.

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In addition to the revised disclosures made in response to the Staff’s comments, the Amendment No. 1 reflects some corrections and clarifications to selected portions of the Registration Statement.  The Registrant also has updated the financial information and related disclosures in the Amendment No. 1 to March 31, 2021, consistent with the financial information disclosed in the Registrant’s most recent Quarterly Report on Form 10-Q filed with the Commission for the quarter ended March 31, 2021.

We appreciate your review of our responses to your comments.  Should you have additional comments or questions, please contact me at (402) 952-1233, or our outside counsel, David P. Hooper, at (317) 231-7333.

Sincerely,

/s/ Jesse A. Coury

Jesse A. Coury

Chief Financial Officer

Susan Block

Securities and Exchange Commission

May 27, 2021

cc:	Kenneth C. Rogozinski, America First Multifamily Investors, L.P.
David P. Hooper, Esq., Barnes & Thornburg LLP